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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                           UNIFAB International, Inc.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   90467L 20 9
                                 (CUSIP Number)

                                  Perry Segura
                                 705 Darby Lane
                           New Iberia, Louisiana 70560
                                  (337)367-7783
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy to:
    ------------------------------------------------------------------------
                              Virginia Boulet, Esq.
                               Adams and Reese LLP
                              4500 One Shell Square
                          New Orleans, Louisiana 70139
                                 (504) 581-3234

    ------------------------------------------------------------------------

                               September 19, 1997
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)




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CUSIP No. 90467L 20 9                               13D
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1.       Names of Reporting Person.
         I.R.S. Identification Nos. of above person (entities only).

         Perry Segura
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group               (a) [x]
                                                                        (b) [ ]
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3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Source of Funds
         PF
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5.       Check if Disclosure of Legal Proceedings Is Required Pursuant
         to Items 2(d) or 2(e)                                              [_]
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6.       Citizenship or Place of Organization
         United States
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Number of                           7.       Sole Voting Power
Shares                                       64,081
Beneficially                        --------------------------------------------
Owned by                            8.       Shared Voting Power
Each                                          373,591
Reporting                           --------------------------------------------
Person                              9.       Sole Dispositive Power
With                                         64,081
                                    --------------------------------------------
                                    10.      Shared Dispositive Power
                                             373,591
--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         437,672*
---------------

* Includes 373,591 shares owned by Segura Enterprises, Inc., a company controlled by Mr. Segura. Also includes Mr. Segura's options to acquire 2,500 shares.

--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [_]

--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)

         9.5%
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14.      Type of Reporting Person
         IN
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CUSIP No. 90467L 20 9                               13D
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1.       Names of Reporting Person.
         I.R.S. Identification Nos. of above person (entities only): 72-1182848

         Segura Enterprises, Inc.
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group           (a) [x]
                                                                    (b) [ ]
--------------------------------------------------------------------------------
3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Source of Funds
         AF
--------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings Is Required Pursuant
         to Items 2(d) or 2(e)                                          [_]
--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization
         Louisiana; United States
--------------------------------------------------------------------------------
Number of                            7.       Sole Voting Power
Shares                                        0
Beneficially                         -------------------------------------------
Owned by                             8.       Shared Voting Power
Each                                           373,591
Reporting                            -------------------------------------------
Person                               9.       Sole Dispositive Power
With                                          0
                                     -------------------------------------------
                                     10.      Shared Dispositive Power
                                              373,591
--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         373,591
--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares                                                 [_]

--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)

         8.1%
--------------------------------------------------------------------------------
14.      Type of Reporting Person
         CO
--------------------------------------------------------------------------------

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ITEM 1. SECURITY AND ISSUER.

         This statement on Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock"), of UNIFAB International, Inc. (the "Company"). The principal executive offices of the Company are located at 5007 Port Rd. New Iberia, LA 70562.

ITEM 2. IDENTITY AND BACKGROUND

(a) This Schedule 13D is being filed jointly by Perry Segura and Segura Enterprises, Inc., a company controlled by Mr. Segura.

(b)      The business address of Mr. Segura is 705 Darby Lane, New Iberia, LA.
70560.

(c) Mr. Segura is a director of the Company and also controls Segura Enterprises, Inc., which is located at 705 Darby Lane, New Iberia, LA 70560.

(d)& (e) Mr. Segura was not, during the five years prior to September 19, 1997,
(i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on finding any violation with respect to such laws.

(f)      United States


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

         Mr. Segura acquired all of the securities reported on this Form 13D in exchange for his interests in Universal Partners in a 1992 merger with McDermott, a subsidiary of McDermott International, Inc.

ITEM 4.  PURPOSE OF TRANSACTION

         The filing persons owned the securities herein reported prior to the date of the Company's initial public offering on September 19, 1997. On September 19, 1997, the filing persons held such securities for investment purposes only, and had no plans or proposals that would have effected the following: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company; (c) a sale or transfer of a material amount of assets of the Company; (d) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number of term directors or to fill an existing vacancies on the board; (e)any material change in the present capitalization or dividend policy of the Company; (f) any other material change to the Company's business or corporate structure; (g) changes in the Company's charter or bylaws or other actions which may impede the acquisition of control of the Company by any person; (h) the Common Stock or any other class of securities of the Company to be de-listed from the NASDAQ Market System; (i) the Common Stock or any other class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) As of September 19, 1997 there were 4,600,000 shares of common stock of UNIFAB International, Inc. Mr. Segura beneficially owned 9.5% of the Common Stock then outstanding.


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(b)      As of September 19, 1997 Mr. Segura had the sole power to vote or sole power to direct the vote and sole power to dispose and sole power to direct the disposition of 64,081 shares of Common Stock. Additionally, Mr. Segura had the shared power to vote or shared power to direct the vote and shared power to dispose and shared power to direct the disposition of the 373,591 shares of Common Stock owned of record by Segura Enterprises, Inc.

(c) Other than the initial public offering discussed herein, there were no transactions effected by the filing persons during the sixty-day period preceding the Company's initial public offering.

(d)      Not applicable.

(e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         As of the date of this filing, neither of the filing persons had any contract, arrangement, understanding or relationship with any person with respect to the securities of the Company.

         As of the date of the event that required this filing, September 19, 1997, the filing persons were subject to various obligations and contracts related to the public offering, including the underwriting agreement, all of which have since expired.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS



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                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                        Date: March 1, 2005


                                        /s/ PERRY SEGURA
                                        --------------------------------
                                        Perry Segura, Director


                                        SEGURA ENTERPRISES, INC.



                                        BY: /s/ PERRY SEGURA
                                           ------------------------------
                                             Perry Segura, President

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).




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